UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HUAHUI EDUCATION GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Meisi Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON
CO

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Yuze Zhong’s position as the sole shareholder of Meisi Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2020

CUSIP No.	None	13D/A	Page 3 of 5

1	NAMES OF REPORTING PERSONS

Yuze Zhong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Yuze Zhong’s position as the sole shareholder of Meisi Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 29, 2020

CUSIP No.	None	13D/A	Page 4 of 5

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on September 2, 2020 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Effective May 27, 2020, Meisi Co., Limited sold 29,867,000 shares of the Issuer owned of record by it to existing shareholders of the Issuer for RMB 0.05 per share in private transactions in accordance with Regulation S under the Securities Act of 1933. As a result of these transactions, the Reporting Persons’ beneficial ownership was reduced to 87,133,000 shares, or 28.8% of the outstanding shares of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) Except as described in Item 4 of this Amendment, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 7. Material to be Filed as Exhibits

Not applicable

CUSIP No.	None	13D/A	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2020	MEISI CO., LIMITED

	By:	/s/ Yuze Zhong
Yuze Zhong, President

Date: September 3, 2020		/s/ Yuze Zhong
Yuze Zhong